SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 28764; File No. 812-13662]

Banc of America Securities LLC, et al.; Notice of Application and Temporary Order

June 9, 2009

Agency:  Securities and Exchange Commission ("Commission").

Action:  Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application:  Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against Banc of America Securities LLC ("BAS") and Banc of America Investment Services, Inc. ("BAI") on June 9, 2009 by the United States District Court for the Southern District of New York ("Injunction") until the Commission takes final action on an application for a permanent order.  Applicants also have applied for a permanent order.

Applicants:  BAS, BAI, Columbia Management Advisors, LLC ("CMA"), Columbia Wanger Asset Management, LP ("CWAM"), Columbia Management Distributors, Inc. ("CMDI"), Banc of America Investment Advisors, Inc. ("BAIA"), Bank of America Capital Advisors LLC ("BACA"), U.S. Trust Hedge Fund Management, Inc. ("USTHFM"), Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPFS"), IQ Investment Advisors LLC ("IQ"), Roszel Advisors, LLC ("Roszel"), Nuveen Asset Management ("NAM"), Nuveen Investments Advisers Inc. ("NIA"), Nuveen Investments Institutional Services Group, LLC ("ISG"), Nuveen HydePark Group, LLC ("Nuveen HydePark"), NWQ Investment Management Company LLC ("NWQ"), Nuveen Investment Solutions, Inc. ("NIS"), Santa Barbara Asset Management, LLC ("Santa Barbara"), Symphony Asset Management LLC ("Symphony"), Tradewinds Global Investors,

LLC ("Tradewinds") and Winslow Capital Management, Inc. ("Winslow", together with NAM, NIA, ISG, Nuveen HydePark, NWQ, NIS, Santa Barbara, Symphony and Tradewinds, the "Nuveen Advisers"), Nuveen Investments, LLC ("Nuveen Investments"), KECALP Inc. ("KECALP") and Merrill Lynch Ventures, LLC ("Ventures") (collectively, "Applicants").[1]

Filing Date: The application was filed on June 3, 2009. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 6, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: BAS, One Bryant Park, New York, NY 10036; BAI, CMA, BAIA, BACA, 100 Federal Street, Boston, MA 02110; CWAM, 227 West Monroe Street, Suite 3000, Chicago, IL 60606; CMDI, One Financial Center, Boston, MA 02110; USTHFM, 225 High Ridge Road, West Building, Stamford, CT 06905; MLPFS, IQ, KECALP, Ventures, North Tower, 4 World Financial Center, New York, NY 10080; Roszel, 1700 Merrill Lynch Drive, Pennington, NJ 08534; and the Nuveen Advisers and Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which BAS or BAI is or may become an affiliated person (together with the Applicants, the "Covered Persons").

For Further Information Contact:  Emerson S. Davis, Senior Counsel, at 202-551-6868, or Julia

Kim Gilmer, Branch Chief, at 202-551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information:  The following is a temporary order and a summary of the

application.  The complete application may be obtained via the Commission's Web site by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.      BAS, an indirect wholly owned subsidiary of Bank of America Corporation

("BAC"), is a full service U.S. investment bank and brokerage firm that provides a wide range of

investment banking, and financial advisory services to corporate, institutional and individual

clients.  BAS is registered as an investment adviser under the Investment Advisers Act of 1940

("Advisers Act") and is registered as a broker-dealer under the Securities Exchange Act of 1934

("Exchange Act").  BAI is a wholly owned subsidiary of Bank of America, N.A. and also an

indirect subsidiary of BAC.  BAI is registered as an investment adviser under the Advisers Act

and is registered as a broker-dealer under the Exchange Act.  While BAS and BAI do not

currently serve, and no existing company of which BAS or BAI is an affiliated person (other

than the Applicants) currently serves, as investment adviser, depositor or principal underwriter

for a registered investment company ("RIC"), or principal underwriter for any registered open-

end investment company, registered investment trust ("UIT") or face amount certificate company

or employees' securities companies ("ESC", and together with RICs, the "Funds," and such

services, the "Fund Servicing Activities"), each may do so in the future.  CMA, CWAM, BAIA,

BACA, USTHFM, IQ, Roszel, the Nuveen Advisers and KECALP are registered as investment advisers under the Advisers Act and provide investment advisory or subadvisory services to Funds. Ventures provides investment advisory services to an ESC. CMDI, MLPFS and Nuveen Investments are registered as broker-dealers under the Exchange Act and serve as principal underwriters for certain Funds. Nuveen Investments also serves as depositor to certain UITs.

2.        On June 9, 2009, the United States District Court for the Southern District of New York entered a judgment, which included the Injunction, against BAS and BAI ("Judgment") in a matter brought by the Commission.[2] The Commission alleged in the complaint ("Complaint") that BAS and BAI violated section 15(c) of the Exchange Act in connection with the marketing and sale of auction rate securities ("ARS"). The Complaint alleged that BAS and BAI misled customers regarding the fundamental nature and increasing risk associated with ARS that they underwrote, marketed and sold. Without admitting or denying any of the allegations in the Complaint, except as to jurisdiction, BAS and BAI consented to the entry of the Judgment that included, among other things, the entry of the Injunction and certain undertakings to take various remedial actions for the benefit of purchasers of certain ARS.

Applicants' Legal Analysis:

1.        Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face-amount certificate company. Section 9(a)(3) of the Act

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[2] Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc., Judgment against Banc of America Securities LLC and Banc of America Investment Services, Inc., 09 CIV 5170 (S.D.N.Y., entered June 9, 2009).

makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which

has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control, with the other person. Applicants state that BAS and

BAI are or may be considered affiliated persons of each of the other Applicants within the

meaning of section 2(a)(3). Applicants state that, as a result of the Injunction, they would be

subject to the prohibitions of section 9(a).

2.      Section 9(c) of the Act provides that the Commission shall grant an application

for exemption from the disqualification provisions of section 9(a) of the Act if it is established

that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the

conduct of the Applicants has been such as not to make it against the public interest or the

protection of investors to grant the exemption. Applicants have filed an application pursuant to

section 9(c) seeking a temporary and permanent order exempting the Applicants and the other

Covered Persons from the disqualification provisions of section 9(a).

3.      Applicants believe they meet the standards for exemption specified in section

9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly

and disproportionately severe and that the conduct of Applicants has been such as not to make it

against the public interest or the protection of investors to grant the requested exemption from

section 9(a).

4.      Applicants state that the conduct alleged in the Complaint did not involve any of

the Applicants acting in their capacity as investment adviser, sub-adviser, depositor or principal

underwriter for any of the Funds. Applicants also state that to the best of their knowledge, none

of the current directors and officers of the Applicants (other than BAS and BAI) or their employees that engage in Fund Servicing Activities (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction. Applicants further state that any personnel at BAS and BAI who participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction have had no, and will not have any future involvement in the Applicants' Fund Servicing Activities.

5. Applicants state that the inability of the Applicants to engage in Fund Servicing Activities would result in potentially severe financial hardships for the Funds they serve and the Funds' shareholders or unitholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds (the "Boards"), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Funds and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Injunction, any impact on the Funds, and the application. Applicants state that they will provide the Boards with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6. Applicants also state that, if they were barred from providing Fund Servicing Activities to the Funds, the effect on their businesses and employees would be severe. Applicants state that they have committed substantial capital and resources to establishing an expertise in providing Fund Servicing Activities. Applicants further state that prohibiting them from providing Fund Servicing Activities would not only adversely affect their businesses (except for BAI and BAS) but would also adversely affect their employees who are involved in Fund Servicing Activities. Applicants also state that disqualifying KECALP and Ventures from

continuing to provide investment advisory services to ESCs is not in the public interest or in furtherance of the protection of investors and would frustrate the expectations of eligible employees who invest in ESCs. Applicants state that it would not be consistent with the purposes of the ESC provisions of the Act to require another entity not affiliated with Merrill Lynch & Co., Inc., or BAC to manage the ESCs.

7. Applicants state that several Applicants and certain of their affiliates have previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from June 9, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.


Florence E. Harmon
Deputy Secretary